SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                   AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    02926T103
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                                 (CUSIP Number)

                         Noah Klarish & Associates, P.C.
                        1 World Trade Center, 85th Floor
                               New York, NY 10048
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      02926T103          SCHEDULE 13D                 Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aletheia Research and Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC, 00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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                   7    SOLE VOTING POWER

                        90,800

                        (Includes 42,000 shares held by Aletheia Hyperion, L.P.
                        and 48,800 shares held by Aletheia Metron, L.P. over
                        which the Reporting Person has voting power)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               504,282
   WITH
                        (Includes 42,000 shares held by Aletheia Hyperion, L.P.
                        48,800 shares held by Aletheia Metron, L.P., and
                        413,482 shares held by various accounts over which
                        Reporting Person has shared dispositive power.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        413,482

                        Shares held by various accounts over which Reporting Person has shared dispositive authority
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      504,282
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.26%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of American Residential Investment Trust, Inc., a Maryland corporation (the "Issuer"). The Issuer maintains its principal executive office at 445 Marine View Avenue, Suite 230, Del Mar, CA 92014.

Item 2.     Identity and Background.

            (a) This statement is filed by Aletheia Research and Management, Inc., a California corporation ("Aletheia Research and Management"), with respect to (i) shares of the Issuer's Common Stock held in investment accounts over which Aletheia Research and Management has dispositive authority, (ii) shares of the Issuer's Common Stock held by Aletheia Hyperion, L.P., a Delaware limited partnership ("Aletheia Hyperion") for whom Aletheia Research and Management acts as general partner, and (iii) shares of the Issuer's Common Stock held by Aletheia Metron, L.P., a Delaware limited partnership ("Aletheia Metron") for whom Aletheia Research and Management acts as general partner. Aletheia Research and Management shall sometimes be referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of May 26, 1999 (the "Initial Schedule"). Except to the extent set forth in this amendment, the information in the Initial Schedule remains unchanged.


Item 3.     Source and Amount of Funds or Other Consideration.

            Aletheia Research and Management has dispositive authority over accounts which own 413,482 shares of the Issuer's Common Stock for which such accounts paid a total of $3,072,171 from the personal funds of the beneficial owners of such accounts. Aletheia Hyperion directly owns 42,000 shares of the Issuer's Common Stock for which it paid $329,700 from its investment capital. Aletheia Metron directly owns 48,800 shares of the Issuer's Common Stock for which it paid $370,392 from its investment capital.


Item 5.     Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 8,055,500 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999) directly beneficially owned by each Reporting Person is as follows:

                                                     Percentage of
Name                         Number of Shares      Outstanding Shares
----                         ----------------      ------------------

Aletheia Hyperion                 42,000                  0.5%

Aletheia Metron                   48,800                  0.6%

Accounts over which              413,482                  5.1%
Aletheia Research and
Management has
dispositive authority

            (b) Aletheia Research and Management has sole power to vote 90,800 shares of the Issuer's Common Stock and sole power to dispose or to direct the disposition of 504,282 shares of the Issuer's Common Stock.

            (c) See Appendix A annexed hereto.


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
                                  Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999

                                  ALETHEIA RESEARCH AND MANAGEMENT, INC.


                                  By: /s/ Peter J. Eichler
                                      -----------------------------------------
                                      Peter J. Eichler, Chief Executive Officer


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
                                                                      APPENDIX 1

           TRANSACTIONS IN AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
                            COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases and the commissions are included in the price of the shares.

1. Accounts over which the Reporting Person has Dispositive Authority.

                TRADE    NUMBER OF      PURCHASE      COST OF
                DATE      SHARES        PRICE PER    PURCHASES
                ----     PURCHASED        SHARE      ---------
                         ---------        -----

                9/1/99       262       $ 7.7252     $ 2,024.00
               9/22/99     8,000         7.7381      61,904.80
               9/23/99     5,000         8.0548      40,274.00
               9/24/99     5,000         8.0986      40,493.00
               9/27/99     4,000         8.2005      32,802.00
               9/30/99     2,000         8.4920      16,984.00
               10/4/99     5,000         8.5154      42,577.00
               10/5/99     8,120         8.6515      70,250.00
               10/6/99     4,000         8.5512      34,204.80
              10/15/99     6,200         7.7460      48,025.20
                           -----                     ---------

                          47,582                   $389,538.80

2. Aletheia Metron, L.P.

              TRADE       NUMBER OF   PURCHASE        COST OF
              DATE         SHARES     PRICE PER      PURCHASES
              ----        PURCHASED     SHARE        ----------
                          ---------     -----

              8/16/99       2,000     $ 7.175      $ 14,350.00
              8/23/99       2,000       7.80         15,600.00
              9/22/99       2,800       7.55         21,140.00
              9/30/99       1,000       8.2375        8,237.50
              9/30/99       1,000       8.3625        8,362.50
              10/7/99       2,000       8.3625       16,725.00
                           ------                    ---------

                           10,800                  $ 84,415.00


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

3. Aletheia Hyperion, L.P.

                         NUMBER OF      PURCHASE
              TRADE       SHARES       PRICE PER       COST OF
              DATE       PURCHASED       SHARE        PURCHASES
              ----       ---------       -----        ---------

              10/4/99      2,000        $8.4875      $16,975.00
              10/7/99      3,000           8.30       24,900.00
              10/7/99      1,000          8.175        8,175.00
                           -----                       --------

                           6,000                     $50,050.00


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